UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42717

Blue Gold Limited

(Registrant’s Name)

Mourant Governance Services (Cayman) Limited,

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands.

(Address of principal executive offices)

Andrew Cavaghan

Tel. No: +44 (0) 7487 799481

Email: info@bluegoldmine.com

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

As previously disclosed, on August 29, 2025, Blue Gold Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with the buyer signatory thereto (the “Buyer”), pursuant to which the Company sold, and the Buyer purchased, for an aggregate purchase price of $5,000,000: (i) an aggregate principal amount of up to $5,434,783 in Senior Convertible Notes, convertible into Class A ordinary shares of the Company, par value $0.0001 per share (“Ordinary Shares”), and (ii) warrants to purchase up to 215,299 Ordinary Shares.

On November 12, 2025 (the “Second Closing”), the Company issued and sold to the Buyer, for an aggregate purchase price of $1,500,000: (i) a Senior Convertible Note (the “Note”) in the principal amount of $1,630,435 (the “Principal Amount”), and (ii) warrants to purchase up to 64,590 Ordinary Shares (the “Warrants”).

Description of the Secured Convertible Note

The Note issued in the principal amount of $1,630,435 matures on November 12, 2026. The Notes are convertible into Ordinary Shares (such shares, the “Note Shares”) at an initial conversion price per share of $13.51, subject to adjustment as provided therein. The Notes shall bear interest at the rate of 7% per annum, except upon the occurrence of an event of default, in which case the Notes shall bear interest at a rate of 12% per annum of the then-outstanding principal amount.

The Note also contains certain negative covenants, including prohibitions on the incurrence of indebtedness, liens, restrictions on redemption and cash dividends, restrictions on the transfer of assets and changes in the nature of business. The Note contains standard and customary events of default including, but not limited to, failure to make payments when due, failure to observe or perform covenants or agreements contained in the Note, existence of an invalidity or unenforceability under any of the Transaction Documents (as defined in the Note), the bankruptcy or insolvency of the Company or any of its subsidiaries and unsatisfied judgments against the Company.

Description of the Warrants

The Warrants are exercisable for up to an aggregate of 64,590 Ordinary Shares (the “Warrant Shares”) at a price of $16.88 per share (the “Warrant Exercise Price”). The Warrants may be exercised during the period commencing November 12, 2025 and ending November 12, 2030. The Warrant Exercise Price is subject to customary adjustments for stock dividends, stock splits, issuances of additional Ordinary Shares and the like.

Pursuant to the terms of the Note and the Warrants, the Company shall not effect a conversion of any portion of the Note or an exercise of the Warrants, to the extent that after giving effect to such conversion or exercise, as applicable, the Buyer would beneficially own in excess of 4.99% (or, at the option of the Buyer, 9.99%) of the Ordinary Shares outstanding immediately after giving effect to such conversion.

The Note, the Note Shares, the Warrants and the Warrant Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and the Note and Warrants were issued and sold in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The Note, the Note Shares, the Warrants and the Warrant Shares may not be offered or sold in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

The foregoing summary of the Note and the Warrants does not purport to be complete and is qualified in its entirety by reference to the Note and the Warrants, the forms of which are filed with this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) as Exhibit 4.1 and 4.2, respectively, and are incorporated herein by reference.

Financial Statements and Exhibits.

Exhibit No.	Description
4.1	Form of Senior Convertible Note
4.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Blue Gold Limited

Date: November 13, 2025	By:	/s/ Andrew Cavaghan
	Name:	Andrew Cavaghan
	Title:	Chief Executive Officer

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